UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
_____________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File Number 1-4547 (Unilever N.V.)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

UNILEVER UNITED STATES, INC.

390 PARK AVENUE
NEW YORK, NEW YORK 10022

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC

UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

Required Information

A. Financial Statements and Schedule:

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4–13
Supplemental Schedules (*)
H – Line 4i – Schedule of Assets (Held at End of Year)	14

(*) Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

B. Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER
By:	/s/ Stephen Pass

STEPHEN PASS DIRECTOR OF BENEFITS

Date: June 25, 2004

Savings Plan for Union
Employees of Unilever
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Savings Plan for Union Employees of Unilever
Index
December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4–13
Supplemental Schedules (*)
H – Line 4i – Schedule of Assets (Held at End of Year)	14

(*) Other Supplemental schedules required by 29CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Savings Plan for Union Employees of Unilever

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Savings Plan for Union Employees of Unilever (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 7, 2004

Savings Plan for Union Employees of Unilever

Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investment in the Unilever United States, Inc. Master Savings Trust, at fair value	$143,803,985	$5,652,587
Loans to participants	4,559,551	—

Total investments	148,363,536	5,652,587
Receivables
Participant contributions	73,049	—
Company contributions	25,491	—

Total assets	148,462,076	5,652,587
Liabilities
Investment expenses payable	6,453	277

Total liabilities	6,453	277

Net assets available for plan benefits	$148,455,623	$5,652,310

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Additions
Additions to net assets attributed to
Investment gain/(loss) from Master Trust	$8,265,423	$(520,269)
Interest from participant loans	117,767	—
Contributions
Participant contributions	2,702,160	561,214
Company contributions	1,045,245	201,455
Rollover contributions	406,354	—
Transfer of plan assets in from affiliated plans	137,622,552	—

Total additions	150,159,501	242,400

Deductions
Deductions from net assets attributed to
Benefits paid to participants	7,353,863	730,646
Administrative expenses	2,325	27

Total deductions	7,356,188	730,673

Net additions/(deductions)	142,803,313	(488,273)
Net assets available for plan benefits
Beginning of year	5,652,310	6,140,583

End of year	$148,455,623	$5,652,310

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The Savings Plan for Union Employees of Unilever (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with assets from other defined contribution plans sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

On August 1, 2003 the plan (formerly known as the “Lipton Savings Plan for Hourly Employees of the Independence Plant”) was renamed the “Savings Plan for Union Employees of Unilever.”

Plan Mergers

On August 1, 2003 the assets of the following affiliated plans of the Company were transferred into the Plan and participants in the plans became participants of the Plan:

Bestfoods Hourly Savings Plan	$5,876,791
Lipton Savings Plan for Union Employees	2,087,542
Thrift and Savings Plan for Certain Employees of Lever Brothers Company	49,778,631
Savings Plan for Lever Brothers Employees Represented by the ICWUC	79,879,588

$137,622,552

Eligibility

Eligibility varies at the discretion of the Company and is as follows:

All employees at the Hammond, Indiana plant represented by the Paper, Allied Industrial, Chemical and Energy Workers International Union, Local 60-336, and all employees at the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council are eligible to become participants of the Plan after the accumulation of 30 days of work or the completion of 90 days of continuous service.

All employees located at the Atlanta, Georgia plant represented by the Bakery, Confectionery and Tobacco Workers International Union, Local 42, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant who are represented by the International Brotherhood of Teamsters, Local 41, the Elgin, Illinois plant represented by the International Brotherhood of Teamsters, Local 330 and the Indianapolis, Indiana plant represented by the International Union of Electronic, Electrical, Salaried Machine & Furniture Workers Local 302 FS are eligible to become participants of the Plan upon hire.

All employees located at the Chicago, Illinois plant represented by the United Food and Commercial Workers International AFL-CIO, CLC Local 100A or the International Union of Operating Engineers AFL-CIO, Local 399 and the Franklin Park, Illinois plant represented by the International Brotherhood of Teamsters Local 744 who are at least 18 years old are eligible to become participants of the Plan after the completion of 45 days of service.

All employees at the Independence, Missouri plant represented by the International Brotherhood of Teamsters, Local 838 are eligible to become participants of the Plan after the completion of one year of service.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2003 and 2002

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions. Before-tax contributions, representing 401(k) contributions are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account”. Before-tax contributions are limited to $12,000 in 2003 and $11,000 in 2002.

Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $2,000 and $1,000 for eligible employees for 2003 and 2002, respectively.

Contributions percent maximums vary at the discretion of the Company and are as follows:

All employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant and the Independence, Missouri plant: 1% to 20% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis, or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 20% of compensation.

All employees located at the Chicago, Illinois plant: 1% -16% of eligible compensation on a before-tax basis.

All employees located at the Franklin Park, Illinois plant: 1%-15% of eligible compensation on a before-tax basis.

All employees located at the Indianapolis, Indiana plant: 1%-12% of eligible compensation on a before-tax basis.

Where applicable, the Company will match contributions made by participants. These contributions are deposited in a “company matching account”. Company matching contributions vary at the discretion of the Company and are as follows:

All employees at the Hammond, Indiana plant and the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council: 100% of the first 2% of eligible earnings and 50% of the next 4% of eligible earnings participants elect to contribute;

All employees located at the Chicago, Illinois plant: $0.25 per dollar contributed up to 4% of eligible earning participants elect to contribute;

All employees located at the Franklin Park, Illinois plant: $.35 per dollar contributed up to 3% of eligible earnings participants elect to contribute;

All employees located at the Indianapolis, Indiana plant: $0.50 per dollar contributed up to 4% of eligible earnings participants elect to contribute;

All employees located at the Independence, Missouri plant: 50% of the first 8% of eligible earnings participants elect to contribute.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2003 and 2002

All employees located at the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, and the Elgin, Illinois plant are not eligible to receive company matching contributions.

All contributions are deposited in the Unilever United States, Inc. Master Savings Trust.

While the Company has not expressed any intent to discontinue its contributions to the Plan, it is free to do so at any time.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution (b) the Company’s contribution, and (c) an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participant’s are fully vested in their contributions as well as the earnings thereon. Vesting provisions vary, are at the discretion of the Company, and are as follows:

All employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council and the Independence, Missouri plant: 100% upon hire.

All employees located at the Chicago, Illinois plant, the Franklin Park, Illinois plant and the Indianapolis, Indiana plant: 100% after 5 years of service.

Forfeitures

Forfeitures are used to reduce future Company matching contributions. For the years ended December 31, 2003 and 2002, there were no participant forfeitures. No forfeitures were used to offset Company matching contributions during the years ended December 31, 2003 and 2002. At December 31, 2003 forfeited balances available to the Company to offset future contributions totaled $60.

Payment of Benefits

Withdrawal provisions of active participants vary at the discretion of the Company and are as follows:

All employees at the Hammond, Indiana plant, the Baltimore Maryland Plant, represented by the International Chemical Workers Union Council, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant and the Independence, Missouri plant: participants may only withdraw all or part of their “after-tax account” and “company matching account” (as applicable). Exclusive of financial hardship withdrawals, participants are not allowed to make “before-tax” withdrawals until attaining age 59-1/2;

All employees of the Chicago, Illinois plant and the Indianapolis, Indiana plant: participants may only withdraw all or part of their “before-tax account”;

Employees of the Franklin Park, Illinois plant are not allowed to make withdrawals.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2003 and 2002

The following participants are allowed to make financial hardship withdrawals as follows:

All employees at the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant, the Independence, Missouri plant, the Chicago Illinois plant, and the Indianapolis, Indiana plant: participants may apply to the Benefits Administration Committee for a financial hardship withdrawal up to 100% of the eligible portion of their “before-tax account,” prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

All employees of the Hammond, Indiana plant and the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council: participants may apply to the Benefits Administration Committee for a financial hardship withdrawal up to 100% of the eligible portion of their “after-tax account” prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

Participants may opt to leave their account balance invested in the Plan until they attain age 70-1/2 at which time Internal Revenue Service (“IRS”) regulations require minimum distributions to be made.

Terminated participants who retire under the provisions of certain defined benefit plans sponsored by the Company may rollover their lump sum distribution to the Plan to be invested until they attain age 70-1/2 at which time IRS regulations require minimum distributions to be made.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards, any of the following funds:

•	The PRIMCO Interest Income Fund is primarily invested in investment contracts issued by high quality financial institutions such as insurance companies or banks. Each contract has its own specific terms, including interest rate and maturity date. The crediting interest rates at December 31, 2003 and 2002 for the contracts range from 1.00% to 6.99%, and 1.35% to 7.70%, respectively. The average crediting interest rates at December 31, 2003 and 2002, for the contracts are 4.95% and 5.75%, respectively.

•	The Fidelity Asset Manager Fund is primarily invested in stocks, bonds, and short-term and money market instruments. The fund may invest in the securities of foreign issuers.

•	The Pyramid Equity Index Fund invests primarily in stocks that comprise the S&P 500 Index (this was an investment option for 2002 only).

•	The NTGI-QM Collective Daily S&P 500 Equity Index Fund is primarily invested in the 500 stocks that make up the S&P 500 Index (this was an investment option for 2003 only).

•	The Fidelity Magellan Fund is primarily invested in common stocks. The fund may invest in the securities of foreign issuers.

•	The PIMCO Total Return Fund is primarily invested in all types of bonds, including U.S. government, corporate, mortgage, and foreign bonds. The fund maintains an average portfolio duration of three to six years.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2003 and 2002

•	The Fidelity Equity Income Fund is primarily invested mainly in income-producing equity securities, which tend to be large-cap value stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The Harbor Capital Appreciation Fund is primarily invested in equity securities of companies with market capitalizations of at least $1 billion. The fund may invest in the securities of foreign issuers.

•	The Capital Guardian International Equity Fund is primarily invested in opportunities outside of the United States, including American Depository Receipts and U.S. registered securities and companies that target markets outside of the United States.

•	The Unilever N.V. Stock Fund is primarily invested in Unilever N.V. stock.

•	The Fidelity Growth & Income Portfolio Fund is primarily invested in common stocks that pay dividends or show potential for capital appreciation. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Contrafund is primarily invested in common stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The Capital Guardian Emerging Markets Fund is primarily invested in developing country securities that are listed on a bona fide securities exchange or are actively traded in an over-the-counter market.

•	The T. Rowe Price Small Cap Stock Fund is primarily invested in stocks and equity-related securities of small companies.

•	The Washington Mutual Investors Fund-Class A is primarily invested in common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund’s “eligible list” criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

•	The Fidelity Select Healthcare Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in the design, manufacture, or sale of products or services used for or in connection with health care or medicine. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Technology Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Financial Services Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in providing financial services to consumers and industry. The fund may invest in the securities of domestic and foreign issuers.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2003 and 2002

•	The Fidelity Select Natural Resources Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in owning or developing natural resources, or supplying goods and services to such companies, and in precious metals. The fund may invest in the securities of domestic and foreign issuers.

Loans to Plan Participants

At the request of Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in their accounts less any outstanding loans. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly.

For participants at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant and the Elgin, Illinois plant: Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years. All other loans are required to be repaid within five years.

For participants at the Chicago, Illinois plant, the Franklin Park, Illinois plant and the Indianapolis, Indiana plant: Loans are required to be repaid within five years.

Termination

Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain the age of 70 1/2 at which time IRS regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subjected to an involuntary distribution.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2003 and 2002

Participants

At December 31, 2003 and 2002, there were 1,644 and 159 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund:

	2003	2002
PRIMCO Interest Income Fund	1,239	104
Fidelity Assets Manager Fund	127	23
Pyramid Equity Index Fund	—	73
NTGI-QM Equity Index Fund	519	—
Fidelity Magellan Fund	882	55
PIMCO Total Return Fund	227	5
Fidelity Equity Income Fund	185	1
Habor Capital Appreciation Fund	279	—
Capital Guardian International Equity Fund	282	17
Unilever N.V. Stock Fund	369	8
Fidelity Growth & Income Portfolio Fund	283	—
Fidelity Contrafund	242	1
Capital Guardian Emerging Markets Fund	31	2
T. Rowe Price Small Cap Stock Fund	255	6
Washington Mutual Investors Fund	60	2
Fidelity Select Portfolio Healthcare Fund	57	2
Fidelity Select Technology Portfolio Fund	88	5
Fidelity Select Financial Services Fund	47	2
Fidelity Select Natural Resources Portfolio Fund	23	1

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

Valuation of Trust Investments

Shares of participation in the various funds, other than the PRIMCO Interest Income Fund, are valued based on quoted market prices as of the last business day of the year.

The guaranteed investment contracts and the synthetic guaranteed investment contracts in the PRIMCO Interest Income Fund are stated at contract value, which approximates fair value.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2003 and 2002

Investment Transactions and Investment Income of the Trust

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

Purchases and sales of securities are reflected as of the trade date.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of assets held.

3.	Tax Status of the Plan

The Plan received a favorable tax determination letter, effective September 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2003 and 2002

4.	Investments Held by the Trust

The Trust primarily comprises the assets of the “Unicare Savings Plan”, an affiliated Plan. The “Unicare Savings Plan” comprises approximately 91% of the investments held by the Trust as of December 31, 2003 and 2002. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has 9.0% and a 0.4% interest in the investments of the Trust as of December 31, 2003 and 2002, respectively.

The Plan’s approximate share of investments held by the Trust at December 31, 2003 and 2002 were as follows:

	2003	2002
Short-Term Investment Fund	11.8%	0.4%
Mutual Funds	5.9%	0.3%
Commingled Fund	11.8%	0.4%
Guaranteed Investment Contracts	11.8%	0.4%
Synthetic Guaranteed Investment Contracts	11.8%	0.4%
Unilever N.V. Stock Fund	9.6%	0.0%

At December 31, 2003 and 2002, the financial position of the Trust was as follows:

	2003	2002
Investments at fair value
Short-term investment fund (cost approximates fair value)	$16,572,033	$35,371,960
Mutual funds (cost $887,684,796 and $905,724,446)	927,507,455	751,105,336
Commingled Funds (cost approximates contract value)	211,175,244	202,681,776
Guaranteed investment contracts (cost approximates contract value)	29,932,028	40,741,306
Synthetic guaranteed investment contracts (cost approximates contract value)	461,597,804	468,057,093
Unilever N.V. stock fund (cost $34,516,454 and $36,206,283)	45,960,206	47,993,726

	$1,692,744,770	$1,545,951,197

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2003 and 2002

The following presents investments that represent 5 percent or more of the Trust’s net assets for the years ended December 31, 2003 and 2002:

	2003	2002
Fidelity Magellan Fund, 1,975,789 and 2,077,095 shares, respectively	$193,113,614	$164,007,433
PRIMCO Interest Income Fund, 720,033,509 and 744,374,486 shares, respectively	720,033,509	744,374,486
PIMCO Total Return Institutional Fund, 10,532,534 and 10,937,373 shares, respectively	112,803,441	116,701,769
Pyramid Equity Index Fund, 19,863,159 shares	—	142,220,220
Harbor Capital Appreciation Fund, 3,547,984 shares	93,382,936	—
NTGI-QM Equity Index Fund, 18,894,732 shares	174,209,426	—

Investment income for the Trust includes net appreciation (depreciation) of investment, as well as interest and dividends from investments. The net appreciation (depreciation) of investments held in the Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

The investment income of the Trust net assets for the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Net appreciation (depreciation) in fair value of investments
Mutual funds	$136,536,171	$(191,378,572)
Unilever N.V. stock	9,904,734	3,695,740

Net appreciation (depreciation)	$146,440,905	$(187,682,832)

Interest	33,338,726	46,638,494
Dividends	13,618,977	14,005,847

Total investment gain/(loss)	$193,398,608	$(127,038,491)

5.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Savings Plan for Union Employees of Unilever

Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003	Schedule H

(c) Description of investment Including
(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a) Lessor or Similar Party	or Maturity Value	(d) Cost	Value
* Participants’ Loans	Interest rates ranging from 5.0% to 10.5% and with
	maturities through 2018	$—	$4,559,551

$4,559,551

* Denotes a party-in-interest to the Plan.

See accompanying independent auditor’s report.

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm